UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

433000 106

(CUSIP Number)

Andrew Dudum

2269 Chestnut Street, #523

San Francisco, California 94123

(415) 851-0195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000 106	SCHEDULE 13D	Page 1 of 4

1.	Names of Reporting Persons. Andrew Dudum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,863,826 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,863,826 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,863,826
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 11,184,013 shares of Class A Common Stock held by trusts affiliated with the Reporting Person, (ii) 225,116 shares of Class A Common Stock held directly by the Reporting Person, (iii) 8,377,623 shares of Class V Common Stock held by a trust affiliated with the Reporting Person, and (iv) 7,077,074 shares of Class A Common Stock underlying stock options exercisable within 60 days of December 15, 2021 held by the Reporting Person. Excludes 495,258 shares of Class A Common Stock underlying restricted stock units not expected to settle within 60 days.

(2)

All shares of Class V Common Stock will convert automatically into an equal number of shares of Class A Common Stock (i) upon any transfer of such shares of Class V Common Stock, with limited exceptions and (ii) upon adoption of a resolution by the Board at any time on or after the one-year anniversary of the date that both trigger conditions, as such conditions are described in the Issuer’s Certificate of Incorporation, dated as of January 20, 2021, are satisfied.

(3)

Percentage is calculated based on 210,990,212 shares deemed to be outstanding, which includes (i) 195,535,515 shares of Class A Common Stock outstanding as of November 5, 2021, (ii) 8,377,623 shares of Class V Common Stock of the Issuer outstanding as of November 5, 2021, and (iii) 7,077,074 shares of Class A Common Stock underlying Reporting Person’s stock options exercisable within 60 days of December 15, 2021 held by the Reporting Person. Reporting Person beneficially owns 12.7% of the outstanding shares of Class A Common Stock and 100% of the outstanding Class V Common Stock.

CUSIP No. 433000 106	SCHEDULE 13D	Page 2 of 4

This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of Hims & Hers Health, Inc. (“Issuer”), and amends the initial statement on Schedule 13D filed by the undersigned on February 1, 2021, as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Person has acquired the Class A Common Stock reported herein as beneficially owned by him for cash using personal funds, as compensation for serving as the Chief Executive Officer and a member of the board of directors of the Issuer, or pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 30, 2020 (the “Merger”), by and among Oaktree Acquisition Corp., now known as Hims & Hers Health, Inc., RX Merger Sub Inc., and Hims, Inc. The transactions contemplated by the Merger Agreement closed on January 20, 2021 (the “Closing”).

At the Closing, the Reporting Person and trusts affiliated with the Reporting Person received (i) 9,310,945 shares of Class A Common Stock (ii) 8,377,623 shares of Class V Common Stock, (iii) 1,762,436 restricted Class A Common Stock (the “Earn Out Shares”) and (iv) 7,077,074 shares of Class A Common Stock underlying stock options exercisable within 60 days. The Reporting Person and affiliated trusts also received in the Merger 110,610 warrants exercisable for one share of Class A Common Stock at $11.50 per share and 292,625 restricted stock units. Certain shares of Class A Common Stock underlying the restricted stock units may not be exercisable or settled within 60 days and therefore have not been deemed beneficially owned by the Reporting Person. Under the terms of the Merger Agreement, Mr. Dudum was also granted approximately 720,906 Parent Earn Out RSUs and 14,344 Parent Warrant RSUs, in each case as defined in the Merger Agreement.

Each outstanding share of Class V Common Stock is entitled to 175 votes per share and each outstanding share of Class A Common Stock is entitled to one vote per share. By virtue of his shares of Class A Common Stock and Class V Common Stock, Mr. Dudum holds approximately 88.9% of the outstanding voting power of the Issuer.

CUSIP No. 433000 106	Page 3 of 4

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information contained in Item 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a,b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page to this Schedule 13D are incorporated herein by reference.

(c) With respect to transactions in the Issuer’s shares during the 60 days preceding the date of this filing: on December 15, 2021, 41,210 shares of Class A Common Stock underlying restricted stock units held by the Reporting Person vested and 22,053 shares of Class A Common Stock were withheld by the Issuer to cover tax withholding obligations of the Reporting Person in connection with the vesting and settlement of such restricted stock units; and on December 13, 2021, the Reporting Person acquired 81,100 shares of Class A Common Stock through the Dudum Family Community Property Trust, of which the Reporting Person is trustee, by open market purchase at an average purchase price of $5.9274 per share. Also, the Reporting Person previously reported indirect beneficial ownership of shares of Class A Common Stock held by Atomic Labs II, LP. As of October 2021, Mr. Dudum was no longer a managing member of Atomic Labs GP II, LLC, the general partner and manager of Atomic Labs II, L.P. Accordingly, as of that time, Mr. Dudum no longer beneficially owned any shares of Class A Common Stock held by Atomic Labs II, L.P.

(d) To the best knowledge of Reporting Person, no person other than the Reporting Person or his affiliated trusts has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein.

(e) Not applicable.

CUSIP No. 433000 106	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2021

Andrew Dudum

By:	/s/ Andrew Dudum
Andrew Dudum